PROSkauer rose llp
eleven times square
New York, New York 10036

April 11, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Deborah O’Neal-Johnson

Re:	Lazard Retirement Series, Inc.
(File Nos.: 333-22309; 811-08071)

Ladies and Gentlemen:

On behalf of Lazard Retirement Series, Inc. (the “Fund”), on or about April 14, 2017 we plan to file with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 75 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment relates to Post-Effective Amendment No. 74 (“Amendment No. 74”) to the Registration Statement, filed on February 10, 2017, which was filed in order to add a new series to the Fund, Lazard Retirement Real Assets and Pricing Opportunities Portfolio (the “Portfolio”).

The Amendment will respond to comments of the staff (the “Staff”) of the Commission on Amendment No. 74 that were provided to the undersigned by Deborah O’Neal-Johnson of the Staff via telephone on March 28, 2017.

For the convenience of the Staff, and for completeness purposes, the Staff’s comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Front Cover

1.	Staff Comment: The Staff notes that use of the word “Retirement” in the Portfolio’s name could be misleading to investors as it may suggest that the Portfolio is a target date fund. In light of this observation, please consider whether a change to the Portfolio’s name is warranted.

Response: We do not believe that use of the word “Retirement” in the Portfolio’s name is misleading to investors. “Retirement” is used in the Portfolio’s name due to the fact that the Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by the separate accounts of certain insurance companies (“Participating Insurance Companies”). Individuals may not purchase Portfolio shares directly from the Fund. “Retirement” also serves to differentiate the Portfolio from Lazard Real Assets and Pricing Opportunities Portfolio, a series of The Lazard Funds, Inc. (“LFI RAPO”), which has the same investment adviser, Lazard Asset Management LLC (the “Investment Manager”), and pursues the same investment strategy as the Portfolio, but is offered to retail and institutional investors. For these reasons, we do not believe that changing the Portfolio’s name is warranted.

Prospectus

Summary Section—Fees and Expenses

2.	Staff Comment: Please confirm supplementally whether “Acquired Fund Fees and Expenses” are projected to exceed one basis point (0.01%). If so, please add a line item to the fee table.

Response: We have been advised by Fund management that it is not currently anticipated that “Acquired Fund Fees and Expenses” will exceed one basis point (0.01%).

3.	Staff Comment: Please confirm whether, in connection with the fee waiver and expense limitation arrangement in place between the Investment Manager and the Fund, on behalf of the Portfolio (the “Expense Limitation Agreement”), the Investment Manager retains a right to seek reimbursement from the Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Expense Limitation Agreement. If the Investment Manager retains such a right, please disclose the terms and conditions of this right in footnote ** to the fee table.

Response: The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from the Portfolio for the fee waivers and expense reimbursements pursuant to the Expense Limitation Agreement.

Summary Section—Principal Investment Strategies

4.	Staff Comment: Pursuant to Rule 35d-1 under the 1940 Act, an investment company is required to invest at least 80% of its assets in the type of investment suggested by its name (“80% policy”). The Staff notes that, although the inclusion of “real assets” in the Portfolio’s name triggers the requirements of Rule 35d-1, the inclusion of “pricing opportunities” does not, as “pricing opportunities” is not a type of investment, but rather a type of investment strategy. As such, the Staff notes that, as currently written, the Portfolio’s 80% policy could result in the Portfolio investing none of its assets in “real assets” and 80% of its assets in “pricing opportunities.” The Staff believes this result to be potentially misleading to investors as the Portfolio’s name suggests an investment in “real assets.” Accordingly, please clarify the Portfolio’s 80% policy by, for example, disclosing that the Portfolio will invest a “significant” amount of its assets in “real assets” and disclosing how the Portfolio defines “significant.”

Response: We do not believe that Form N-1A or Rule 35d-1 requires the requested disclosure. In addition, we note that LFI RAPO, prior to its registration statement becoming effective, had been named “Lazard Real Assets Portfolio.” However, to address Staff concerns regarding LFI RAPO’s 80% policy as it existed at the time, the name (and the 80% policy) was changed to include “Pricing Opportunities.”1 The Staff did not express any continued concern with LFI RAPO’s 80% policy, as revised, when it provided additional comments on LFI RAPO’s registration statement prior to effectiveness.2 LFI RAPO’s 80% policy, as revised to address the

[1]	See Correspondence from Stroock & Stroock & Lavan LLP to Deborah O’Neal-Johnson dated December 6, 2016, available at https://www.sec.gov/Archives/edgar/data/874964/000089968116001881/filename1.htm.
[2]	See Correspondence from Stroock & Stroock & Lavan LLP to Deborah O’Neal-Johnson dated December 13, 2016, available at https://www.sec.gov/Archives/edgar/data/874964/000093041316008966/filename1.htm.
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Staff’s concerns, appears verbatim in the Portfolio’s prospectus. Accordingly, we believe the Portfolio’s 80% policy, as currently written, is compliant with Form N-1A, Rule 35d-1 and previous Staff comments.

5.	Staff Comment: Please confirm that, to the extent derivatives are counted for the purpose of complying with the Portfolio’s 80% policy, such derivatives will be valued at market value, rather than notional value.

Response: We have confirmed with Fund management that such derivatives will be valued at market value for purposes of compliance with the Portfolio’s 80% policy.

6.	Staff Comment: The third paragraph states:

“Pricing opportunities” investments are made in companies that the Investment Manager believes may perform well during periods of high inflation. Such companies may include those in the consumer discretionary, consumer staples, health care, information technology and telecommunications services sectors.

Please disclose whether there are any other metrics that the Investment Manager uses to identify “pricing opportunities” investments. The Staff notes that the current metric—“companies that the Investment Manager believes may perform well during periods of high inflation”—is broad. The Staff queries whether the metrics used to identify “pricing opportunities” investments could be further described or delineated in some manner.

Response: Please note that the eighth paragraph states:

The Investment Manager’s process for selecting investments for the Portfolio may include a variety of approaches, such a fundamental, bottom-up analysis, qualitative evaluations and quantitative models or a combination of these or other approaches. The process used will usually vary for different types of real assets categories, or category subsets.

7.	Staff Comment: The first two sentences of the fifth paragraph state:

The Portfolio may invest in a mix of equity and fixed income securities of US and non-US companies, including emerging markets companies, as well as commodity-linked and other derivative instruments. In addition to investing in inflation-indexed fixed income securities (which may be of any credit quality or maturity), the Portfolio may invest in fixed income securities, typically government securities (which may be of various maturities), in connection with the Portfolio’s derivatives exposures (i.e., a type of margin or collateral).

Please state explicitly in Summary Section—Principal Investment Strategies that the Portfolio may invest in “junk bonds.”

Response: The following will be added in the Amendment as the third sentence of the fifth paragraph:

The Portfolio’s investments in fixed income securities also may include securities which, at the time of purchase, are rated below “investment grade”

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by a nationally recognized statistical rating organization, or the unrated equivalent as determined by the Investment Manager (“junk bonds”).

8.	Staff Comment: The sixth paragraph discusses the Portfolio’s investment in a wholly-owned subsidiary formed under the laws of the Cayman Islands (the “Subsidiary”). Please respond to any Staff comments (the “Subsidiary Staff Comments”) received on similar Subsidiary-related disclosure included in the prospectus for LFI RAPO, which was filed with the Commission pursuant to Rule 485(a)(1) on October 14, 2016.

Response: The Subsidiary Staff Comments are restated below and our responses are set out immediately following each comment.

Subsidiary Staff Comment No. 1: Please add disclosure that provides that the Portfolio, on an aggregate basis with the Subsidiary, complies with the provisions of the 1940 Act, in particular: (i) the investment policy disclosure requirements of Section 8 of the 1940 Act; and (ii) the capital structure and leverage requirements of Section 18 of the 1940 Act.

Response: The requested disclosure is currently provided in the second sentence of the seventh paragraph of Investment Strategies and Investment Risks—Investment Strategies, which states: “The Portfolio and the Subsidiary test for compliance with applicable investment restrictions, such as capital structure and leverage requirements, on a consolidated basis and comply with investment policy disclosure requirements under the 1940 Act on a similar basis.”

Subsidiary Staff Comment No. 2: Please disclose that the Subsidiary’s investment adviser: (i) is an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act; and (ii) complies with the provisions of the 1940 Act, in particular the investment advisory contract requirements of Section 15 of the 1940 Act.

Response: We do not believe that additional disclosure is necessary. The Investment Manager’s Management Agreement with the Fund, on behalf of the Portfolio, encompasses management of the Subsidiary’s assets, since the Subsidiary is wholly-owned by the Portfolio. The Investment Manager does not charge the Subsidiary a separate fee, but rather compensation for management of the Subsidiary’s assets is encompassed within the compensation paid by the Portfolio to the Investment Manager pursuant to the Management Agreement. This approach is consistent with that taken by a number of other similarly-structured funds with wholly-owned subsidiaries formed for the same purpose as that of the Subsidiary.

Please note that the Investment Manager is an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, and its Management Agreement with the Fund, on behalf of the Portfolio, complies with the provisions of the 1940 Act, including Section 15 of the 1940 Act.

Subsidiary Staff Comment No. 3: Please disclose that the Subsidiary complies with the affiliated transactions and custody requirements under Section 17 of the 1940 Act (the “Section 17 requirements”).

Response: The first sentence of the seventh paragraph of Investment Strategies and Investment Risks—Investment Strategies states that: “The Subsidiary also is subject to

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the Portfolio’s compliance program, to the extent the Portfolio’s policies and procedures apply to its investments and operations.” The Section 17 requirements (e.g., transactions involving affiliated persons, custody requirements) are covered by the Fund’s compliance program. As noted in the response to Subsidiary Staff Comment No. 2 above, the Investment Manager’s Management Agreement with the Fund, on behalf of the Portfolio, encompasses management of the Subsidiary’s assets. As such, the Subsidiary, under management by the Investment Manager, is subject to the Section 17 requirements as addressed by the compliance program to the same extent as the Portfolio. Accordingly, we believe the existing disclosure sufficiently conveys the Subsidiary’s compliance with the Section 17 requirements.

Subsidiary Staff Comment No. 4: Please disclose whether the Portfolio has obtained a private letter ruling from the Internal Revenue Service (the “IRS”) or an opinion of counsel supporting its position that undistributed income and gains from investment in commodities or certain commodity-linked derivatives constitute “qualifying income” to the Portfolio for purposes of qualification as a “regulated investment company” for federal income tax purposes. If the Portfolio has not obtained a private letter ruling from the IRS or an opinion of counsel, please disclose the Portfolio’s basis for such a position.

Response: The Subsidiary intends to distribute to the Portfolio all of its income and gains on a timely basis, which is consistent with the views of the IRS set forth in its proposed regulations under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).3 As a result, the income and gains received by the Portfolio from the Subsidiary, in each taxable year, will be treated as a dividend and thus will constitute “qualifying income” for purposes of the gross income test. As the Subsidiary and Portfolio plan to operate in accordance with the plain language of Section 851(b) of the Code, the Fund does not intend to obtain an opinion of counsel on this matter. Please note that the third and fourth sentences of “Tax Status Risk” in Investment Strategies and Investment Risks—Investment Risks state:

The Portfolio intends to take the position that income and gains from its investments in the Subsidiary and certain commodity-linked derivatives will constitute “qualifying income.” The IRS has announced that it will no longer issue private letter rulings regarding this matter; however, the Portfolio anticipates that all income and gains earned by the Subsidiary will constitute “qualifying income,” as the Subsidiary intends to make corresponding distributions of those earnings to the Portfolio at least once during every taxable year, consistent with Section 851(b) of the Code.

Subsidiary Staff Comment No. 5: Please add disclosure relating to the principal investment strategies and risks of the Subsidiary to the extent they constitute principal investment strategies or risks of the Portfolio. The Staff notes that the principal investment strategies and risks disclosed in the prospectus should reflect those of both of the Portfolio and the Subsidiary.

Response: We believe that the current disclosure in Summary Section—Principal Investment Strategies complies with the requirements of Form N-1A and is otherwise appropriate. The sixth paragraph of Summary Section—Principal Investment Strategies

[3]	Guidance under Section 851 Relating to Investments in Stock and Securities, available at https://www.gpo.gov/fdsys/pkg/FR-2016-09-28/pdf/2016-23408.pdf.
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states that the Subsidiary “invests mainly in commodity-linked derivative instruments (including, but not limited to, futures contracts, options and total return swaps) and fixed income securities, typically government securities, in connection with the Subsidiary’s derivatives exposures (i.e., a type of margin or collateral).” In addition, the third sentence of “Subsidiary Risk” states: “By investing in the Subsidiary, the Portfolio is exposed to the risks associated with the Subsidiary’s investments, which generally include the risks of investing in commodity-related derivative instruments (described elsewhere in [the prospectus]).”

We do not believe that any additional disclosure is necessary, nor consistent with either the summarization requirements of Items 4(a) and (b)(1)(i) (to summarize the disclosures required by the corresponding provisions in Item 9) or the plain English requirements of Rule 421(d) under the Securities Act.

Subsidiary Staff Comment No. 6: Please confirm supplementally that (i) the Subsidiary’s management fee (including any performance fees) is included in the management fees shown in the fee table and that the Subsidiary’s expenses are included in “Other Expenses” in the fee table; and (ii) the Subsidiary and its board of directors will agree to (a) designate an agent for service of process in the United States; and (b) allow the Staff to inspect the Subsidiary’s books and records, which must be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Subsidiary does not pay the Investment Manager a separate management fee. Please see the response to Subsidiary Staff Comment No. 2 above. In addition, we note that the Subsidiary’s expenses are currently included in “Other Expenses” in the fee table; the “Other Expenses” line item in the fee table states: “Other Expenses (including expenses of the Portfolio’s subsidiary).”

Fund management has confirmed that: (i) the Subsidiary and its governing board will designate, prior to the Portfolio’s commencement of operations, an agent for service of process in the United States and (ii) the Subsidiary’s books and records will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder and will be accessible to the Staff to the same extent as the books and records of the Portfolio.

9.	Staff Comment: Please confirm supplementally that all of the derivatives that the Portfolio may use to execute its principal investment strategy are disclosed in Summary Section—Principal Investment Strategies. If necessary, please disclose any such derivatives that are not currently disclosed.

In addition, please note that the Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (the “Miller Letter”). Please revise, as necessary, the derivatives-related investment strategy and risk disclosure to be consistent with the observations in the Miller Letter. In particular, the disclosure concerning the principal risks of the Portfolio should be tailored to the types of derivatives used by the Portfolio, the extent of their use and the purpose for using derivative transactions.

Response: Fund management has advised us that: (i) all of the derivatives that the Portfolio may use to execute its principal investment strategy are disclosed in Summary Section—Principal Investment Strategies; and (ii) the derivatives-related investment strategy and risk disclosure is

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consistent with the observations in the Miller Letter as it is tailored to the types of derivatives anticipated to be used by the Portfolio, the extent of their use and the purposes for using such derivatives.

Summary Section—Purchase and Sale of Portfolio Shares

10.	Staff Comment: Please disclose whether there is an initial investment minimum for Participating Insurance Companies to purchase shares of the Portfolio.

Response: There is no initial investment minimum for Participating Insurance Companies to purchase shares of the Portfolio. For this reason, we do not believe that any additional disclosure is necessary.

Investment Strategies and Investment Risks—Investment Strategies

11.	Staff Comment: As the Portfolio may enter into credit default swaps agreements, please confirm that, if the Portfolio enters into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps.

Response: We have been advised by Fund management that, if the Portfolio enters into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps.

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We hope the Staff finds that this letter and the revisions to the prospectus are responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3376 or Janna Manes at 212.969.3363.

Very truly yours,

/s/ Max Vogel

Max Vogel

cc:      Janna Manes

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